UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Burning Rock Biotech Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.0002 per share

(Title of Class of Securities)

G17173 108**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Class A Ordinary Shares (the “Shares”) of Burning Rock Biotech Limited (the “Issuer”). CUSIP number 12233L 107 applies to the American Depositary Shares (“ADSs”) of the Issuer, each ADS representing one Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G17173 108	Page 2 of 10

1.	Name of Reporting Person LAV Biosciences Fund V sub A, L.P. (“LAVVA”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,606,060 Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,606,060 Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,606,060 Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.9%(2)
12.	Type of Reporting Person (see instructions) PN

(1)	These Class A Ordinary Shares (the “Shares”) of Burning Rock Biotech Limited (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents one (1) Share.

(2)	This percentage is calculated based on 85,351,000 Shares outstanding as of December 31, 2023.

CUSIP No. G17173 108	Page 3 of 10

1.	Name of Reporting Person LAV Biosciences Fund V, L.P. (“LAVV”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,891,145 Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,891,145 Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,145 Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.2%(2)
12.	Type of Reporting Person (see instructions) PN

(1)	These Class A Ordinary Shares (the “Shares”) of Burning Rock Biotech Limited (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents one (1) Share.

(2)	This percentage is calculated based on 85,351,000 Shares outstanding as of December 31, 2023.

CUSIP No. G17173 108	Page 4 of 10

1.	Name of Reporting Person LAV Star Limited (“STAR”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 443,500 Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 443,500 Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 443,500 Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.5%(2)
12.	Type of Reporting Person (see instructions) OO

(1)	These Class A Ordinary Shares (the “Shares”) of Burning Rock Biotech Limited (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents one (1) Share.

(2)	This percentage is calculated based on 85,351,000 Shares outstanding as of December 31, 2023.

CUSIP No. G17173 108	Page 5 of 10

1.	Name of Reporting Person LAV Star Opportunities Limited (“STAR Opportunities”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 443,500 Shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 443,500 Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 443,500 Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.5%(2)
12.	Type of Reporting Person (see instructions) OO

(1)	These Class A Ordinary Shares (the “Shares”) of Burning Rock Biotech Limited (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents one (1) Share.

(2)	This percentage is calculated based on 85,351,000 Shares outstanding as of December 31, 2023.

CUSIP No. G17173 108	Page 6 of 10

1.	Name of Reporting Person Yi Shi
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.

Shared Voting Power

4,384,205 Shares, 1,606,060 of which are directly owned by LAVVA, 1,891,145 of which are directly owned by LAVV, 443,500 of which are directly owned by STAR, and 443,500 of which are directly owned by STAR Opportunities. Yi Shi, the managing partner of LAVVA, LAVV, STAR and STAR Opportunities, may be deemed to have shared power to vote these shares.(1)

	7.	Sole Dispositive Power 0
	8.

Shared Dispositive Power

4,384,205 Shares, 1,606,060 of which are directly owned by LAVVA, 1,891,145 of which are directly owned by LAVV, 443,500 of which are directly owned by STAR, and 443,500 of which are directly owned by STAR Opportunities. Yi Shi, the managing partner of LAVVA, LAVV, STAR and STAR Opportunities, may be deemed to have shared power to vote these shares.(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,384,205 Shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.1%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	These Class A Ordinary Shares (the “Shares”) of Burning Rock Biotech Limited (the “Issuer”) are beneficially owned through American Depository Shares (“ADSs”). Each ADS represents one (1) Share.

(2)	This percentage is calculated based on 85,351,000 Shares outstanding as of December 31, 2023.

CUSIP No. G17173 108	Page 7 of 10

Item 1(a)	Name of Issuer.

Burning Rock Biotech Limited (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

No.5 Xingdao Ring Road North, International Bio Island Guangzhou, 510005 People’s Republic of China

Item 2(a)	Name of Persons Filing.

This Statement is filed by LAV Biosciences Fund V sub A, L.P. (“LAVVA”), LAV Biosciences Fund V, L.P. (“LAVV”), LAV Star Limited (“STAR”), LAV Star Opportunities Limited (“STAR Opportunities”), and Dr. Yi Shi. The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

Dr. Shi is the managing partner of LAVVA, LAVV, STAR and STAR Opportunities, and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by LAVVA, LAVV, STAR and STAR Opportunities,

Item 2(b)	Address of Principal Business Office or, if none, Residence.

The address for LAVVA is 2735 Sand Hill Road, Suite 210, Menlo Park, CA 94025.

The address for LAVV, STAR, STAR Opportunities and Dr. Shi is Room 606-7, St. George’s Building, 2 Ice House Street, Central, Hong Kong.

Item 2(c)	Citizenship.

LAVVA is a United States partnership. LAVV is Cayman Islands partnership. STAR and STAR Opportunities are British Virgin Islands business companies. Dr. Shi is a United States citizen.
Item 2(d)	Title of Class of Securities.

Class A Ordinary Shares, par value $0.0002 per share

Item 2(e)	CUSIP Number.

G17173 108. This CUSIP number applies to the Class A Ordinary Shares of the Issuer. CUSIP number 12233L 107 applies to the American Depositary Shares of the Issuer, each ADS representing one Class A Ordinary Share.

Item 3	Not applicable.

CUSIP No. G17173 108	Page 8 of 10

Item 4.	Ownership.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the Reporting Persons is provided as of December 31, 2023:

(a)	Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G17173 108	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024	LAV BIOSCIENCES FUND V SUB A, L.P.

	By:	/s/ Yi Shi
	Name:	Yi Shi
	Title:	Managing Partner

Dated: February 13, 2024	LAV BIOSCIENCES FUND V, L.P.

	By:	/s/ Yi Shi
	Name:	Yi Shi
	Title:	Managing Partner

Dated: February 13, 2024	LAV STAR LIMITED

	By:	/s/ Yi Shi
	Name:	Yi Shi
	Title:	Managing Partner

Dated: February 13, 2024	LAV STAR OPPORTUNITIES LIMITED

	By:	/s/ Yi Shi
	Name:	Yi Shi
	Title:	Managing Partner

Dated: February 13, 2024	YI SHI

	By:	/s/ Yi Shi
	Name:	Yi Shi

CUSIP No. G17173 108	Page 10 of 10

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit 99.1: Agreement of Joint Filing